Rule 424(b)(3)
Registration No. 333-157642

Pricing Supplement dated October 18, 2011
(To Prospectus dated March 2, 2009
and Prospectus Supplement dated March 10, 2009)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Fixed Rate/Capped Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233P5M4

Principal Amount (in Specified Currency): $15,000,000.  TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Trade Date: October 18, 2011
Original Issue Date: October 27, 2011
Stated Maturity Date: October 27, 2014

Interest: The Notes will initially bear interest at a fixed rate of 1.00% per annum from the Original Issue Date to but excluding October 27, 2012. Thereafter, the Notes will bear interest at a floating rate.
Interest Payment Dates: Quarterly, on January 27, April 27, July 27, October 27, commencing January 27, 2012

Issue Price: 100% of the Principal Amount
Net Proceeds to Issuer: 100% of Principal Amount
Agent’s Discount or Commission: 0.00%.  The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging” below.
Agent: Barclays Capital Inc.
Agent’s Capacity: Principal

Interest Calculation:
Fixed Rate:
Fixed Interest Rate: 1.00% per annum
Fixed Rate Commencement Date: Original Issue Date
Fixed Rate Period: Original Issue Date to but excluding October 27, 2012
Floating Rate:
Floating Interest Rate Basis: LIBOR Reuters Page  “LIBOR01”
Floating Rate Period: October 27, 2012 to but excluding Stated Maturity Date

Spread (+/-): + 0.475%
Spread Multiplier: N/A
Index Maturity: 3 month
Index Currency: U.S. Dollars
Maximum Interest Rate: 7% per annum
Minimum Interest Rate: N/A

Interest Rate Reset Period: Quarterly during the Floating Rate Period
Interest Reset Dates: Each of the following dates during the Floating Rate Period:  January 27, April 27, July 27 and October 27, beginning October 27, 2012
Interest Determination Date: The second London Banking Day preceding October 27, 2012 and each Interest Reset Date

Day Count Convention: Actual/360

Business Days: New York, London

Business Day Convention: Modified Following, adjusted

Redemption: N/A
Redemption Dates: N/A
Notice of Redemption: N/A

Repayment: N/A
Optional Repayment Date(s): N/A
Repayment Price: N/A

Original Issue Discount: The Notes should not be treated as issued with OID.

Specified Currency: U.S. dollars
Minimum Denominations: $1,000 and $1,000 increments thereafter
Form of Note: Book-entry only

Calculation Agent: Deutsche Bank Securities Inc.

Settlement: The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

RISK FACTORS RELATING TO THE NOTES

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” on page S-3 of the Prospectus Supplement and those set forth below.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

The interest you earn on the notes will never exceed 1% per annum during the first year and 7% following the first year regardless of the level of three month LIBOR.  If three month LIBOR plus 0.475% is less than 7% for any quarterly interest period, the cumulative interest rate for the year will be less than 7%. The interest that you receive on the notes may be less than the return you could earn on other investments.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL INCOME TAXATION

This discussion applies only to initial investors in the Notes who purchase the Notes at the “issue price,” which will equal the first price at which a substantial amount of the Notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).  The Notes will be treated as "variable rate debt instruments" for U.S. federal income tax purposes, and interest paid on the Notes should be taxable to you if you are a U.S. Holder (as defined in the prospectus supplement) as you receive it or accrue it in accordance with your normal method of accounting for U.S. federal income tax purposes.  For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the prospectus supplement titled “United States Federal Income Taxation -- Tax Consequences to U.S. Holders -- Floating Rate Notes.”

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of Barclays Capital Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Barclays Capital Inc.